EXHIBIT 20

                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132



               AMERICAN BRANDS ANNOUNCES AGREEMENT
             TO SELL THE AMERICAN TOBACCO COMPANY;
                 REPORTS FIRST QUARTER EARNINGS;
                       INCREASES DIVIDEND


Old Greenwich, CT, April 26 -- American Brands, Inc. announced today that it has entered into an agreement for the sale of The American Tobacco Company, its domestic tobacco subsidiary, to B.A.T Industries, p.l.c. for a price of $1 billion, which would be largely tax free. The transaction is subject to review by government antitrust agencies and other conditions.
     Also, the Company's subsidiary in the U.K., Gallaher Limited, has agreed to the sale to B.A.T Industries of its Silk Cut trademark rights outside of Europe in exchange for a long-term manufacturing arrangement.
     American Brands also announced that net income for the quarter ended March 31, 1994 was $149 million, or 74 cents per Common share. This compared with net income of $46 million, or 23 cents per share, and income before accounting changes of $247 million, or $1.22 per share, last year. Last year included the one-time charges related to the adoption of FAS 106 and 112.
     Fully diluted, earnings per share were 72 cents, compared with 23 cents, and with $1.18 before accounting changes.
Revenues declined 13% to $3.25 billion from $3.74 billion.
     The Company further announced an increase in the quarterly dividend on the Common stock to 50 cents per share from 49.25 cents, payable on June 1 to stockholders of record on May 10.
The indicated annual rate is $2.00 per share, up from $1.97.
     Chairman and Chief Executive Officer William J. Alley said:
"Today's agreement to sell The American Tobacco Company, if consummated, would mark a watershed in our 7-year restructuring, creating a new American Brands. The agreement represents a dramatic step aimed at enhancing value for our stockholders, and the increase in the dividend reflects the Board's confidence in the Company's future. Based on the indicated annual rate, 1994 would mark the 27th consecutive year in which the dividend paid to stockholders was increased.
     "Following the sale of American Tobacco, the new American Brands would be a consumer powerhouse, with leading market positions and enhanced long-term growth prospects. Financially, the sale proceeds could be used for share purchases, debt reduction, strategic acquisitions or other general corporate purposes.
     "Overall, this transaction, when completed, would remove potential uncertainty from American Brands while also fostering competitiveness in the domestic tobacco industry. While The American Tobacco Company is a viable competitor in the United States cigarette market, the sale of American Tobacco to B.A.T Industries, with its Brown & Williamson Tobacco Corporation subsidiary, would make the combined entity a stronger competitor against the industry leaders.
     "This is an excellent strategic move for American Brands and its stockholders -- a move that would enable us to focus more sharply on businesses with powerful market positions and greater long-term profit growth potential.
     "The new American Brands would consist of profitable, strongly positioned companies that have performed well. This past year, every business segment that would constitute the new American Brands achieved an increase in operating company contribution on a comparable basis.
     "Our nontobacco businesses accounted for more than 63% of consolidated 1993 contribution on a pro forma basis (excluding American Tobacco), and, collectively, these nontobacco businesses achieved record contribution, up 11%. The largest, distilled spirits, accounted for 19% of pro forma contribution and includes Jim Beam Brands, the number 2 distilled spirits company in the U.S. and the worldwide leader in bourbon, and Whyte & Mackay, a worldwide leader in scotch whisky -- number 2 in the U.K. and number 1 in Scotland. Franklin Life (17% of the total) ranks among the most profitable life insurance companies in America. MasterBrand Industries (14% of the total) has leading positions in hardware and home improvement products. ACCO World (6% of the total) is the number 1 manufacturer of office supplies in the world, and Titleist (5% of the total) is the number 1 ball in golf.
     "Our very profitable international tobacco group, Gallaher Tobacco (37% of the total), is the number 1 tobacco company in the U.K. with over 40% of that market. Gallaher sells the number 1 and number 2 cigarette brands in the U.K. as well as the number 1 cigar and the number 1 pipe tobacco. Gallaher is also the number 1 tobacco company in Ireland.
     "With respect to our earnings, as anticipated in our year-end announcement, a number of unusual factors distorted comparisons in the first quarter. These included the continued impact on domestic tobacco of sharp price reductions in last year's third quarter, the impact on Gallaher Tobacco of a change in timing of the U.K. government budget, extraordinarily high investment gains last year at Franklin Life, and a significantly higher effective income tax rate. In addition, distilled spirits results were affected by a deliberate reduction in U.S. trade inventories. Thus, the overall first quarter results were not unexpected. Though we are never pleased with a down quarter, we were particularly encouraged by the resilience demonstrated by the team at The American Tobacco Company, which achieved its best quarterly market share performance in two years.
     "Although operating company contribution at American Tobacco declined 46%, reflecting substantially lower domestic cigarette prices, American achieved a 13.8% increase in unit sales, with gains in both premium and price-value brands, as well as increases in market share for both the quarter (7.20% versus 6.86% a year ago) and the latest 12 months (6.83% versus 6.66%). With respect to consumer sales, American has achieved period-to-period increases in seven of the past eight months, totaling two-thirds of a share point since last July.
     "American's price-value brands, which accounted for 54% of its domestic unit volume, posted a combined increase of 26% in the quarter. Discount brands rose 34%, with strong performances by Montclair and Misty, and the deep discount brands were up
12%. American's premium brands achieved a 2% increase, with volume increases for Carlton, Tareyton and Pall Mall. Overall, American Tobacco's 13.8% unit sales increase in the quarter compared with an increase of 8.4% for the industry, though underlying demand for cigarettes in the U.S. is estimated to be declining in the range of 3% to 4% annually.
     "Contribution for Gallaher Tobacco declined 24%, reflecting the volume distortions caused by a change in timing of the U.K. government budget. Not only did last year's first quarter benefit from buying by the trade in anticipation of higher cigarette taxes in the traditional March budget, but also, as noted in our year-end announcement, there was substantial buying by the trade in November in anticipation of the second budget; this had the effect of depressing 1994 first quarter volumes by drawing significant sales into the 1993 fourth quarter. As expected, the combination of these timing factors created a very difficult comparison in the 1994 quarter.
     "Based on preliminary data, U.K. industrywide consumer sales declined by 5.2% in the first two months of 1994, and Gallaher's share approximated 40%, compared with 40.6% achieved in the first quarter of 1993. However, as a result of the timing changes noted above, Gallaher's U.K. unit sales to the trade declined 42% in the quarter; conversely, export volume increased 81%, with higher shipments to E.C. markets, reflecting the acquisition of Benson and Hedges in continental Europe, and to the Commonwealth of Independent States, where Gallaher anticipates some opportunities for further sales in 1994.
     "Contribution more than doubled to a record at U.K.-based Whyte & Mackay due to the inclusion of Invergordon Distillers; however, with a 23% decline at Jim Beam Brands, overall distilled spirits contribution was down 14%. Beam's decline primarily resulted from changes in the operation of its business and is not believed to be trend indicative. With a continuing consolidation of distilled spirits wholesalers and retailers, Beam has increased its focus on retail point of purchase and encouraged its wholesale customers to draw down their inventories. Consequently, the lower profit in the first quarter was due in significant measure to the planned reduction in trade inventory levels. Beam has also realigned its sales and marketing activities to support an expanded retail focus and accelerated certain expenses traditionally incurred later in the year. In combination, these unusual factors had an adverse impact on results in the first quarter. Internationally, Beam's branded case sales were up 23% from a year ago.
     "Whyte & Mackay's contribution and volume were up substantially as a result of the Invergordon acquisition; excluding Invergordon, volumes would have been lower, reflecting aggressive competition with increased promotional and pricing activity. Nevertheless, Vladivar, the number 2 U.K. vodka, registered solid volume increases, both in the U.K. and worldwide.
     "The Franklin Life Insurance Company had record revenues in the quarter, and contribution excluding investment gains was up 9%. However, reported contribution (which includes investment gains) declined 25%. Franklin realized $18 million in investment gains in last year's quarter; the current quarter includes $13 million of held-to-maturity investment gains, offset by $11 million of trading securities losses, which are now reported as a result of adopting FAS 115, effective January 1, 1994. FAS 115 requires that Franklin's trading securities portfolio be "marked to market," with the changes included in income each quarter. To the future, FAS 115 may add volatility to income, reflecting market fluctuations.
     "Our long-term growth businesses -- hardware and home improvement products and office products -- both performed well.
     "The MasterBrand hardware and home improvement group achieved record revenues, and contribution rose 9% to a record. All four companies in the group posted increases in contribution. Moen, which accounts for more than half of MasterBrand's revenues and contribution, had the best quarter in its history, achieving solid double digit gains in revenues and contribution. This excellent performance benefited from successful new marketing programs and strong acceptance of new faucet lines introduced in 1993 as well as the robust housing/remodeling market and better operating productivity. Aristokraft continued to solidify its number 2 position in the kitchen and bath cabinet market with record revenues and contribution, and Master Lock achieved record revenues, bolstered by growing acceptance of its door lock line.
     "The ACCO World office products group continued to show good progress. Contribution was up 5%, but on a comparable basis, results would have been up more than 15%. With substantial wholesaler inventory reductions in the U.S. and U.K., revenues were up only 2%. ACCO is benefiting from ongoing productivity improvements, customer service enhancements and successful new products, and it has continued to gain share in its principal markets. As the world leader in its industry, with strong brands and customer relationships, ACCO has excellent prospects.
     "Contribution from specialty businesses was up 10%, led by a 14% increase to a record for the Titleist and Foot-Joy golf group. Results were led by solid gains for Titleist golf balls and Foot-Joy golf shoes. Titleist is the number 1 ball in golf, used by more tournament professionals worldwide than any other ball, and nine of the top 12 finishers at the 1994 Masters, including the winner, played Titleist balls.
     "The effective income tax rate for the quarter was 41.8%, compared with 33.1% a year ago. Last year's quarter benefited from the reversal of tax provisions no longer required; in addition, this year's rate was affected by the proportionally greater impact of nondeductible goodwill on a reduced income before taxes and by the higher U.S. corporate income tax rate.
     "Looking ahead, competition remains intense in all markets, though a combination of unusual factors made comparisons particularly difficult in the first quarter.
     "For The American Tobacco Company, their earnings will continue to be consolidated in American Brands' overall results pending consummation of the sale. As a reminder, cigarette prices were sharply reduced during last year's third quarter, so comparisons will remain difficult in the second quarter but should be positive in the second half. American is benefiting from its restructuring, lower promotional expenses, and a November 1993 price increase as well as the recent encouraging sales performance. Thus, we are now hopeful that full year contribution for American Tobacco will exceed the 1993 result.
     "Gallaher Tobacco continues to contend with intense competition in its markets, though it operates from a powerful position as the number 1 tobacco company in the U.K. The change in timing of the U.K. government budget from March to November will continue to distort profit comparisons; the second quarter should be solidly positive, though, as previously noted, attaining profit growth for the full year will be challenging.
     "About half our operating company contribution was derived from our nontobacco businesses. These businesses are generally performing well, but, as we have been noting, special factors may affect quarterly comparisons. The unusual factors affecting Jim Beam Brands' first quarter results were expected, and we believe they are not indicative of Beam's basic business operations, though there is likely to be volatility in quarter-to-quarter comparisons through the year. Nevertheless, in the prevailing competitive environment, we anticipate that it will be challenging for Beam to achieve significant profit growth in 1994, and that contribution for Beam and our distilled spirits core business is likely to approximate last year's level. At Franklin Life, the underlying insurance operations should continue to perform well, but investment gains totaled an exceptionally high $75 million in the last three quarters of 1993, and FAS 115 could add further period-to-period volatility.
     "Finally, today's agreement to sell American Tobacco highlights our ongoing restructuring of American Brands. We will continue to move decisively to capitalize on opportunities created by fast-changing market conditions, and our strategy could include further restructurings, dispositions as well as acquisitions. If the sale to B.A.T Industries is not consummated, we will review all our options, which would include continuing to operate American Tobacco as a subsidiary of American Brands or some other form of transaction.
     "In sum, the strategic agreement reached today extends the aggressive steps we have been taking to enhance value. Including the proposed sale, we will have divested operations for a total of $3.4 billion and made acquisitions totaling nearly $5 billion over the past 7 years. Following completion, the sale would further focus American Brands, eliminate potential uncertainty and improve prospects for long-term profit growth. Most assuredly, this announcement demonstrates our continued and firm resolve to aggressively build value for our shareholders.
     "Our Company continues to contend with substantial near-term challenges that, as we noted in our last two quarterly earnings releases, may well result in unfavorable profit comparisons for the year 1994. However, today's agreement is a very positive development for American Brands, and the increase in the dividend underscores our optimism about our long-term prospects."
     American Brands is a global consumer products holding company with core businesses in tobacco, distilled spirits, life insurance, hardware and home improvement products and office products as well as a substantial position in golf products.
Each has brand name leaders in its industry.
     American Tobacco's major brands include Carlton, Lucky Strike, Pall Mall, Tareyton, Montclair, Misty, Riviera, Private Stock, Prime and Summit.
     The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent. Gallaher's major brands include Benson and Hedges and Silk Cut.
     In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Glayva Scotch-based liqueur, Windsor and Lord Calvert Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore, Whyte & Mackay Special Reserve, and Isle of Jura Scotch whiskies. Life insurance is sold by The Franklin group of companies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. The ACCO World office products group includes Swingline, Wilson Jones, Day-Timers and substantial international operations, including Rexel and Twinlock.
     Specialty products include Titleist, Pinnacle and Foot-Joy golf products and, in the U.K., Gallaher's Prestige housewares line, Dollond & Aitchison optics, and Forbuoys retailing.
                           #    #    #
4/26/94
                              AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)
                                    Unaudited

                                        Three Months Ended March 31,
                                             1994         1993    % Change
Revenues

  Tobacco Products (1)(2)
    International                         $1,330.3     $1,889.3      (29.6)
    Domestic                                 376.5        407.5       (7.6)
                                         ---------    ---------    -------
      Total Tobacco                        1,706.8      2,296.8      (25.7)

  Distilled Spirits (1)(3)                   240.6        246.6       (2.4)
  Life Insurance (4)                         247.3        241.9        2.2
  Hardware and Home
    Improvement Products                     289.3        258.8       11.8
  Office Products                            232.9        228.4        2.0
  Specialty Businesses                       531.3        465.1       14.2
                                         ---------    ---------    -------
       Total                               3,248.2      3,737.6      (13.1)
                                         =========    =========    =======

Operating Company Contribution

  Tobacco Products (2)
    International                            126.2        165.1      (23.6)
    Domestic                                  55.4        102.5      (46.0)
                                         ---------    ---------    -------
      Total Tobacco                          181.6        267.6      (32.1)

  Distilled Spirits (3)                       38.4         44.9      (14.5)
  Life Insurance (4)                          40.2         53.9      (25.4)
  Hardware and Home
    Improvement Products                      48.6         44.6        9.0
  Office Products                             19.4         18.4        5.4
  Specialty Businesses                        26.8         24.3       10.3
                                         ---------    ---------    -------
       Total                                 355.0        453.7      (21.8)
                                         =========    =========    =======
Amortization of Intangibles                   26.7         22.9       16.6
                                         ---------    ---------    -------
Operating Income                             328.3        430.8      (23.8)
                                         ---------    ---------     -------
Interest and Related Charges                  61.4         61.9       (0.8)
Corporate Admin. Expenses                      7.7          5.0       54.0
Other (Income) Expenses, Net                   2.7         (5.7)     147.4
                                         ---------    ---------    -------
       Total                                  71.8         61.2       17.3

Income Before Income Taxes                   256.5        369.6      (30.6)
Income Taxes                                 107.3        122.5      (12.4)
                                         ---------    ---------    -------
Income Before Accounting Changes             149.2        247.1      (39.6)
Accounting Changes, Net of Taxes (5)           0.0       (201.0)     100.0
                                         ---------    ---------    -------
Net Income                                   149.2         46.1      223.6
                                         =========    =========    =======

Earnings per Common Share
  Primary
    Income Before Accounting Changes         $0.74        $1.22      (39.3)
    Accounting Changes, Net of Taxes (5)      0.00        (0.99)     100.0
                                         ---------    ---------    -------
    Net Income                               $0.74        $0.23      221.7

  Fully diluted
    Income Before Accounting Changes         $0.72        $1.18      (39.0)
    Accounting Changes, Net of Taxes (5)      0.00        (0.95)     100.0
                                         ---------    ---------    -------
    Net Income                               $0.72        $0.23      213.0

Average Common Shares Outstanding            201.8        202.0       (0.1)

                                             (NOTES FOLLOW)

                        AMERICAN BRANDS, INC.
NOTES:
(1) Federal and foreign excise taxes included in revenues for the three months ended March 31 are as follows (in millions):

                                1994         1993
    Tobacco Products
      International           $1,028.3     $1,461.4
      Domestic                    96.3         85.0
    Distilled Spirits             90.7        105.6
                              $1,215.3     $1,652.0

(2) On June 30, 1993, The American Tobacco Company acquired from B.A.T Industries, PLC the Benson and Hedges cigarette trademark in Europe. Results from the Benson and Hedges trademark are included in international tobacco from date of acquisition.

(3) During the fourth quarter of 1993, Whyte & Mackay, a subsidiary of Gallaher Limited, completed its acquisition of Invergordon Distillers Group PLC by purchasing the remaining outstanding shares. Operations were consolidated from December 1, 1993.

    The financial statements for prior periods were not restated because the effect on net income was immaterial.

(4) On December 31, 1993, the Company elected early adoption of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," under which trading securities purchased with the intent of being sold in the near term are carried at fair value and the applicable unrealized gains and losses are recorded in net income.

(5) Effective January 1, 1993, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requiring accrual of the expected costs during the years that employees render the service that qualifies them for coverage. Also, effective January 1, 1993, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits," requiring accrual of the expected costs of benefits provided to former or inactive employees after employment but before retirement.

    The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows:

    (In millions, except         FAS Statements No.
     per share amounts)             106      112         Total
    Pretax charges                $310.0    $15.0        $325.0
    Income taxes                   119.0      5.0         124.0
    Net loss                      $191.0    $10.0        $201.0
    Net loss per Common share       $.94     $.05          $.99

(6) The American Tobacco Company subsidiary and other tobacco manufacturers are defendants in various actions based upon allegations that human ailments have resulted from tobacco use. While it is not possible to predict the outcome of the pending litigation or the effect of such litigation on the results of operations for any period, management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the financial condition of the Company. Such actions are being vigorously defended.
                              AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                               March 31,      December 31,
                                                  1994           1993
      Assets                                   (Unaudited)
 Consumer Products and Corporate
   Current Assets
      Accounts Receivable, Net                    $1,558.7      $1,241.6
      Inventories                                  1,864.6       2,043.2
      Other Current Assets                           381.2         448.3
                                                  --------      --------
        Total Current Assets                       3,804.5       3,733.1

   Property, Plant and Equipment, Net              1,454.9       1,472.1
   Intangibles Resulting From Business
     Acquisitions                                  3,618.6       3,637.9
   Other Assets                                      397.2         379.4
                                                  --------      --------
        Total Consumer Products and
         Corporate Assets                          9,275.2       9,222.5

 Life Insurance
   Investments                                     6,057.6       5,808.8
   Other Assets                                    1,117.6       1,307.7
                                                  --------      --------
        Total Life Insurance Assets                7,175.2       7,116.5

 Total Assets                                    $16,450.4     $16,339.0
                                                 =========     =========
      Liabilities and Stockholders' Equity

 Consumer Products and Corporate
   Current Liabilities
      Short-Term Debt                               $960.1      $1,182.9
      Other Current Liabilities                    2,375.0       1,974.8
                                                  --------      --------
        Total Current Liabilities                  3,335.1       3,157.7

   Long-Term Debt                                  2,312.4       2,492.4
   Other Long-Term Liabilities                       658.0         645.0
                                                  --------      --------
        Total Consumer Products and
         Corporate Liabilities                     6,305.5       6,295.1

 Life Insurance
   Policy Reserves and Claims                      2,594.1       2,553.4
   Investment-Type Contract Deposits               2,766.5       2,732.3
   Other Liabilities                                 467.3         486.8
                                                  --------      --------
        Total Life Insurance Liabilities           5,827.9       5,772.5

 Stockholders' Equity                              4,317.0       4,271.4

 Total Liabilities and Stockholders' Equity      $16,450.4     $16,339.0
                                                 =========     =========